8 November 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 42,402 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1400.6840 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 91,999,030 ordinary shares in treasury, and has 1,085,763,738 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 28,119,250 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 31,502 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €14.8696 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 82,342,921 ordinary shares in treasury, and has 967,342,717 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 25,229,527 shares.